# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jumia Technologies AG, CIK 0001756708
CUSIP: 48138M105
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Date of event which requires filing of this statement: 06/11/2025
Amends the filing with accession number 0001104659-25-055044
Filed by CIK 0002069822
Persons authorized to receive notices and communications: Axian Telecom, Standard Chartered Tower, 19 Cybercity, c/o DTOS Ltd., 10th Floor, Ebene, Mauritius (O4), 72201, 971559272635

## Reporting persons
- Axian Telecom (CIK 0002069822): type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 22,491,512; sole dispositive power 0; shared dispositive power 22,491,512; aggregate amount beneficially owned 22,491,512 (9.18% of the class)
  Comment: (1) Axian Telecom Holding and Management PLC ("ATHMP"), as the sole shareholder of Axian Telecom ("Axian"), may be deemed to have shared beneficial ownership over the Ordinary Shares, no par value per share (the "Ordinary Shares"), of Jumia Technologies AG (the "Issuer"), a company incorporated under the laws of the Federal Republic of Germany, beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 22,491,512 Ordinary Shares; each of the Issuer's American Depositary Shares ("ADSs") represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Axian Telecom Holding and Management PLC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,491,512; sole dispositive power 0; shared dispositive power 22,491,512; aggregate amount beneficially owned 22,491,512 (9.18% of the class)
  Comment: (1) ATHMP as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 22,491,512 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Hassanein Hiridjee: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 22,491,512; sole dispositive power 0; shared dispositive power 22,491,512; aggregate amount beneficially owned 22,491,512 (9.18% of the class)
  Comment: (1) ATHMP as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHMP, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHMP and Axian.
  
  (2) Reflects 22,491,512 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Name of issuer: Jumia Technologies AG
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Comment: This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on May 30, 2025 amends and supplements Item 1, Item 2, Item 3, Item 5 and Item 7. The Reporting Persons beneficially own ADSs and do not own any Ordinary Shares. For the purposes of this Schedule 13D, the Reporting Persons have illustrated their ownership and trading history in Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
Item 2 of this Schedule 13D is hereby amended and supplemented by the following:

Axian Telecom Holding and Management Limited has converted to a Public Company under the name Axian Telecom Holding Management PLC.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented by the following:

Axian financed the acquisitions reported pursuant to this Amendment No. 1 with cash reserves. The purchase prices reflected in Annex B are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and supplemented by the following:

As of the date hereof, Axian owns 11,245,756 ADSs, which may be exchanged for Ordinary Shares on a two-for-one basis, representing approximately 9.18% of the Ordinary Shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented by the following:

1. Annex B - 60-Day Trading History

## Signatures
- Axian Telecom: /s/ Hassanein Hiridjee, Hassanein Hiridjee/Director (06/13/2025)
- Axian Telecom Holding and Management PLC: /s/ Hassanein Hiridjee, Hassanein Hiridjee (06/13/2025)
- Hassanein Hiridjee: /s/ Hassanein Hiridjee, Hassanein Hiridjee (06/13/2025)